

May 7, 2012

<u>Via-Email</u>
Mr. Gregory Garrabrants
Chief Executive Officer
BofI Holding, Inc.
12777 High Bluff Drive, Suite 100
San Diego, CA 92130

     Re: **BofI Holding, Inc.**
           Form 10-K for the Fiscal Year Ended June 30, 2011
           Filed September 13, 2011
           File No. 000-51201

Dear Mr. Garrabrants:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Michael R. Clampitt

                    Michael R. Clampitt
                    Senior Attorney